UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO

            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934


                             MTR GAMING GROUP, INC.
                       (Name of Subject Company (Issuer))


                           TBR ACQUISITION GROUP, LLC
                             (Name of Filing Person)


                   Common Stock, Par Value $0.00001 Per Share
                         (Title of Class of Securities)


                                    553769100
                      (CUSIP Number of Class of Securities)


                                 Robert A. Blatt
                           TBR Acquisition Group, LLC
                          1890 Palmer Avenue, Suite 303
                            Larchmont, New York 10531
                                 (914) 834-0291

          (Name, address and telephone number of persons authorized to receive notices and communications on behalf of bidders)


                                    Copy to:
                             Robert G. Minion, Esq.
                              Lowenstein Sandler PC
                              65 Livingston Avenue
                           Roseland, New Jersey 07068
                                 (973) 597-2424


                            CALCULATION OF FILING FEE
--------------------------------------- ----------------------------------------
       Transaction Valuation                       Amount of Filing Fee
--------------------------------------- ----------------------------------------
            Not applicable                           Not applicable
--------------------------------------- ----------------------------------------

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

                Amount Previously Paid:              Not applicable
                Date Filed:                          Not applicable
                Filing Party:                        Not applicable
                Form or Registration No.:            Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  Third-party tender offer subject to Rule 14d-1.

[ ]  Issuer tender offer subject to Rule 13e-4.

[X]  Going-private transaction subject to Rule 13e-3.

[X]  Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

      On December 2, 2005, MTR Gaming Group, Inc. ("MTR Gaming") issued a press release announcing that the board of directors of MTR Gaming received a non-binding proposal from TBR Acquisition Group, LLC ("TBR Acquisition") to purchase all of the outstanding shares of common stock of MTR Gaming not already owned by TBR Acquisition and its affiliates. A copy of the press release is being filed as Exhibit 99.1 to this Schedule TO-C.
--------------------------------------------------------------------------------
                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*

                             MTR GAMING GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $0.00001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    553769100
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                                     with a copy to:
     Robert A. Blatt                                 Robert G. Minion, Esq.
     TBR Acquisition Group, LLC                      Lowenstein Sandler PC
     1890 Palmer Avenue                              65 Livingston Avenue
     Larchmont, New York 10531                       Roseland, New Jersey  07068
     (914) 834-0291                                  (973) 597-2424
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 3, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    553769100
--------------------------------------------------------------------------------
   1)   Names of Reporting Person:    Edson R. Arneault

        I.R.S. Identification Nos. of above persons (entities only):   N/A
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)     X
                    ---
             (b)
                    ---
--------------------------------------------------------------------------------
   3)   SEC Use Only
--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
   5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant to Items
        2(d) or 2(e):     N/A
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization:     United States of America
--------------------------------------------------------------------------------
        Number of                       7) Sole Voting Power:         3,827,074*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:               0
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:    3,827,074*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                3,827,074*
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):       N/A
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11):     13.4%
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions):      IN
--------------------------------------------------------------------------------

* As of November 3, 2005, Edson R. Arneault is the holder of (i) 3,408,532 shares of common stock of MTR Gaming Group, Inc. and (ii) options to acquire an additional 300,000 shares of common stock of MTR Gaming Group, Inc. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by him. In addition, as of November 3, 2005, 99,333 shares of common stock of MTR Gaming Group, Inc. are held by a corporation of which Mr. Arneault is the sole shareholder. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by this corporation. Furthermore, as of November 3, 2005, 19,209 shares of common stock of MTR Gaming Group, Inc. are held by a partnership of which Mr. Arneault is a general partner. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by this partnership. Thus, as of November 3, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Arneault is deemed to beneficially own 3,827,074 shares of common stock of MTR Gaming Group, Inc., or 13.4% of the shares of common stock of MTR Gaming Group, Inc. deemed issued and outstanding as of that date.

Cusip No.    553769100
--------------------------------------------------------------------------------
   1)   Names of Reporting Person:    Robert A. Blatt

        I.R.S. Identification Nos. of above persons (entities only):   N/A
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)     X
                    ---
             (b)
                    ---
--------------------------------------------------------------------------------
   3)   SEC Use Only
--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
   5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant to Items
        2(d) or 2(e):     N/A
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization:     United States of America
--------------------------------------------------------------------------------
        Number of                       7) Sole Voting Power:           943,900*
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:               0
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:      943,900*
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                943,900*
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):       N/A
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11):     3.3%
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions):      IN
--------------------------------------------------------------------------------

* As of November 3, 2005, Robert A. Blatt is the holder of (i) 790,900 shares of common stock of MTR Gaming Group, Inc. and (ii) options to acquire an additional 150,000 shares of common stock of MTR Gaming Group, Inc. In addition, as of November 3, 2005, 3,000 shares of common stock of MTR Gaming Group, Inc. are held by Mr. Blatt's wife. Mr. Blatt possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by him and his wife. Thus, as of November 3, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Blatt is deemed to beneficially own 943,900 shares of common stock of MTR Gaming Group, Inc., or 3.3% of the shares of common stock of MTR Gaming Group, Inc. deemed issued and outstanding as of that date.

Cusip No.    553769100
--------------------------------------------------------------------------------
   1)   Names of Reporting Person:    Robert L. Ruben

        I.R.S. Identification Nos. of above persons (entities only):   N/A
--------------------------------------------------------------------------------
   2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)     X
                    ---
             (b)
                    ---
--------------------------------------------------------------------------------
   3)   SEC Use Only
--------------------------------------------------------------------------------
   4)   Source of Funds (See Instructions):  OO
--------------------------------------------------------------------------------
   5)   Check if  Disclosure of Legal Proceedings  is Required Pursuant to Items
        2(d) or 2(e):     N/A
--------------------------------------------------------------------------------
   6)   Citizenship or Place of Organization:     United States of America
--------------------------------------------------------------------------------
        Number of                       7) Sole Voting Power:           358,756
                                           -------------------------------------
        Shares Beneficially             8) Shared Voting Power:               0
                                           -------------------------------------
        Owned by
        Each Reporting                  9) Sole Dispositive Power:      358,756
                                           -------------------------------------
        Person With:                   10) Shared Dispositive Power:          0
                                           -------------------------------------
--------------------------------------------------------------------------------
   11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                358,756
--------------------------------------------------------------------------------
   12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions):       N/A
--------------------------------------------------------------------------------
   13)  Percent of Class Represented by Amount in Row (11):     1.2%
--------------------------------------------------------------------------------
   14)  Type of Reporting Person (See Instructions):      IN
--------------------------------------------------------------------------------

          This statement is being filed jointly by Edson R. Arneault, Robert A. Blatt, and Robert L. Ruben (collectively, the "Reporting Persons," and each, a "Reporting Person") pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission under Section 13 of the Securities Exchange Act of 1934, as amended (the "Act"). The Reporting Persons are making this single, joint filing because at this time they constitute a "group" within the meaning of Section 13(d)(3) of the Act with respect to the transactions described in Item 4 of this statement. This statement constitutes Amendment No. 3 to the Schedule 13D of Edson R. Arneault filed on December 1, 1999. This statement constitutes the initial filing on Schedule 13D of Robert A. Blatt and Robert L. Ruben. Except as expressly otherwise set forth in this statement, each Reporting Person disclaims beneficial ownership of the shares of common stock of MTR Gaming Group, Inc. beneficially owned by any other Reporting Person or any other person.


Item 1.   Security of Issuer.

          This statement relates to shares of the common stock, par value $0.00001 per share, of MTR Gaming Group, Inc., a Delaware corporation, whose principal executive offices are at State Route 2 South, P.O. Box 358, Chester, West Virginia 26034.


Item 2.   Identity and Background.

          This statement is being filed by Edson R. Arneault, Robert A. Blatt, and Robert L. Ruben, each a citizen of the United States. Edson R. Arneault is the President and Chief Executive Officer of MTR Gaming Group, Inc., the owner and operator of various entertainment and gaming properties throughout the United States. The business address of Edson R. Arneault is c/o MTR Gaming Group, Inc., State Route 2 South, P.O. Box 358, Chester, West Virginia 26034. Robert A. Blatt is the Vice President of MTR Gaming Group, Inc., the owner and operator of various entertainment and gaming properties throughout the United States. The business address of Robert A. Blatt is c/o CRC Group, 1890 Palmer Avenue, Suite 303, Larchmont, New York 10531. Robert L. Ruben is an attorney and co-founder of Ruben & Aronson, LLP, a business law boutique. The business address of Robert L. Ruben is c/o Ruben & Aronson, LLP, 4800 Montgomery Lane, Suite 150, Bethesda, Maryland 20814. The Reporting Persons are members of TBR Acquisition Group, LLC ("TBR Acquisition"), a Delaware limited liability company recently formed to effect the transactions described in Item 4. The business address of TBR Acquisition is 1890 Palmer Avenue, Suite 303, Larchmont, New York 10531.

          None of the Reporting  Persons have been,  during the past five years,
(i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which had the result of any of them being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

          It is anticipated that funding for the transactions described in Item 4 will be funded through a combination of debt and equity financing and that the receipt of such financing will be a condition to closing the transactions described in Item 4.


Item 4.   Purpose of Transaction.

          On November 3, 2005, the Reporting Persons, through TBR Acquisition, submitted a proposal (the "Initial Proposal") to the board of directors of MTR Gaming Group, Inc. pursuant to which the Reporting Persons, through TBR Acquisition, would acquire all of the issued and outstanding shares of common stock of MTR Gaming Group, Inc. not currently owned by the Reporting Persons or TBR Acquisition in accordance with the terms and conditions set forth therein.

          On December 1, 2005, the Reporting Persons, through TBR Acquisition, submitted a revised proposal (the "Revised Proposal", and together with the Initial Proposal, the "Proposal") to the board of directors of MTR Gaming Group, Inc. The Revised Proposal modified certain terms and conditions of the Initial Proposal.

          On December 1, 2005, TBR Acquisition and MTR Gaming Group, Inc. entered into a letter agreement regarding reimbursement, under certain circumstances, of up to $250,000 of the actual, out-of-pocket expenses incurred by TBR Acquisition in connection with the Proposal.

          The Proposal provides for a two-step transaction: (i) a first step public tender offer for not less than 90% of the issued and outstanding shares of common stock of MTR Gaming Group, Inc. for $9.50 per share in cash, followed by (ii) a second step "short form" merger under Delaware law whereby TBR Acquisition (or an affiliate) would be merged with and into MTR Gaming Group, Inc. and the Reporting Persons, through TBR Acquisition, would acquire the remaining outstanding shares of common stock of MTR Gaming Group, Inc. (other than shares of common stock held by TBR Acquisition and the Reporting Persons) for $9.50 per share in cash. The Reporting Persons may modify the structure of the proposed transaction to the extent necessary based on, among other things, the advice of counsel.

          The Proposal contemplates, among other things, that the consummation of the proposed transaction is subject to the execution of a definitive agreement that would contain customary terms and conditions for transactions of this type including, without limitation, the following closing conditions: (i) approval of the proposed transaction by all applicable regulatory authorities;
(ii) receipt by TBR Acquisition of the financing; (iii) approval of the proposed transaction by the special committee of the board of directors of MTR Gaming Group, Inc.; (iv) receipt by the special committee of the board of directors of MTR Gaming Group, Inc. of a fairness opinion from its financial advisors; and
(v) recommendation by the Board of Directors of MTR Gaming Group, Inc. that the shareholders of MTR Gaming Group, Inc. tender their shares to TBR Acquisition. In the event of consummation of the proposed transaction, the common stock would be eligible for termination of registration pursuant to Section 12(g)(4) of the Act and would cease to be authorized to be listed on the NASDAQ National Market.

          MTR Gaming Group, Inc. has announced the formation of a special committee of its board of directors to consider the Proposal, and also the special committee's authorization to retain independent financial, legal and other advisors.

          The description of the proposed transaction set forth in this Schedule 13D Amendment No. 3 is qualified in its entirety to (i) the proposal letter dated November 3, 2005, regarding the Initial Proposal, (ii) the revised proposal letter dated December 1, 2005, regarding the Revised Proposal and (iii) the letter agreement dated December 1, 2005, regarding reimbursement of expenses, each of which is attached to this Schedule 13D Amendment No. 3 as an exhibit pursuant to Item 7 hereof.

          Except as indicated above, none of the Reporting Persons have any plans or proposals that relate to or would result in any other action specified in clauses (a) through (j) of Item 4 on Schedule 13D.


Item 5.  Interest in Securities of the Issuer.

          Based upon MTR Gaming Group, Inc.'s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2005, there were 28,490,060 shares of common stock of MTR Gaming Group, Inc. issued and outstanding as of August 8, 2005.

          As of November 3, 2005, Edson R. Arneault is the holder of (i) 3,408,532 shares of common stock of MTR Gaming Group, Inc. and (ii) options to acquire an additional 300,000 shares of common stock of MTR Gaming Group, Inc. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by him. In addition, as of November 3, 2005, 99,333 shares of common stock of MTR Gaming Group, Inc. are held by a corporation of which Mr. Arneault is the sole shareholder. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by this corporation. Furthermore, as of November 3, 2005, 19,209 shares of common stock of MTR Gaming Group, Inc. are held by a partnership of which Mr. Arneault is a general partner. Mr. Arneault possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by this partnership. Thus, as of November 3, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Arneault is deemed to beneficially own 3,827,074 shares of common stock of MTR Gaming Group, Inc., or 13.4% of the shares of common stock of MTR Gaming Group, Inc. deemed issued and outstanding as of that date.

          As of November 3, 2005, Robert A. Blatt is the holder of (i) 790,900 shares of common stock of MTR Gaming Group, Inc. and (ii) options to acquire an additional 150,000 shares of common stock of MTR Gaming Group, Inc. In addition, as of November 3, 2005, 3,000 shares of common stock of MTR Gaming Group, Inc. are held by Mr. Blatt's wife. Mr. Blatt possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by him and his wife. Thus, as of November 3, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Blatt is deemed to beneficially own 943,900 shares of common stock of MTR Gaming Group, Inc., or 3.3% of the shares of common stock of MTR Gaming Group, Inc. deemed issued and outstanding as of that date.

          As of November 3, 2005, Robert L. Ruben is the holder of 358,756 shares of common stock of MTR Gaming Group, Inc. Mr. Ruben possesses sole power to vote and direct the disposition of all securities of MTR Gaming Group, Inc. held by him. Thus, as of November 3, 2005, for the purposes of Reg. Section 240.13d-3, Mr. Ruben is deemed to beneficially own 358,756 shares of common stock of MTR Gaming Group, Inc., or 1.2% of the shares of common stock of MTR Gaming Group, Inc. deemed issued and outstanding as of that date.

          TBR Acquisition, which proposes to make a public tender offer for not less than 90% of the issued and outstanding shares of common stock of MTR Gaming Group, Inc., does not hold any shares of common stock of MTR Gaming Group, Inc. as of November 3, 2005.


          None of the Reporting Persons, or any person or entity controlled by a Reporting Person or any person or entity for which a Reporting Person possesses voting or investment control over the securities thereof, have effected any transactions in common stock, or securities convertible into, exercisable for or exchangeable for common stock, of MTR Gaming Group, Inc., during the 60 days on or prior to November 3, 2005, or during the period from November 3, 2005 to December 2, 2005.

          Each Reporting Person disclaims beneficial ownership of all shares of common stock of MTR Gaming Group, Inc. beneficially owned by the other Reporting Persons in accordance with Rule 13d-4 under the Act.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          Other than the Proposal described in Item 4 of this Schedule 13D Amendment No. 3, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between any of the Reporting Persons and any other person with respect to any securities of MTR Gaming Group, Inc., including, but not limited to, transfer of or voting of any of the securities of MTR Gaming Group, Inc., finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies, or a pledge or contingency, the occurrence of which would give another person voting power over the securities of MTR Gaming Group, Inc.

          The description of the proposed transaction set forth in this Schedule 13D Amendment No. 3 is qualified in its entirety to (i) the proposal letter dated November 3, 2005, regarding the Initial Proposal, (ii) the revised proposal letter dated December 1, 2005, regarding the Revised Proposal and (iii) the letter agreement dated December 1, 2005, regarding reimbursement of expenses, each of which is attached to this Schedule 13D Amendment No. 3 as an exhibit pursuant to Item 7 hereof.


Item 7.   Material to be Filed as Exhibits.

          Exhibit A: Letter from TBR Acquisition Group, LLC to the Board of Directors of MTR Gaming Group, Inc., dated November 3, 2005, regarding the Initial Proposal.

          Exhibit B: Letter from TBR Acquisition Group, LLC to the Board of Directors of MTR Gaming Group, Inc., dated December 1, 2005, regarding the Revised Proposal.

          Exhibit C: Letter Agreement, dated December 1, 2005, by and between TBR Acquisition Group, LLC and MTR Gaming Group, Inc., regarding reimbursement of expenses.

          Exhibit D: Joint Filing Agreement, dated as of December 2, 2005, by and among Edson R. Arneault, Robert A. Blatt, and Robert L. Ruben.

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

Dated: December 2, 2005
                                             /s/ Edson R. Arneault
                                             -----------------------------------
                                                 Edson R. Arneault


                                             /s/ Robert A. Blatt
                                             -----------------------------------
                                                 Robert A. Blatt


                                             /s/ Robert L. Ruben
                                             -----------------------------------
                                                 Robert L. Ruben


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
     FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                                                       Exhibit A


                           TBR ACQUISITION GROUP, LLC
                               1890 Palmer Avenue
                                    Suite 303
                            Larchmont, New York 10531


                                            November 3, 2005

Board of Directors
MTR Gaming Group, Inc.
State Route 2 South
P.O. Box 358
Chester, West Virginia  26034

Ladies and Gentlemen:

     TBR Acquisition Group, LLC (the "Acquisition LLC"), a Delaware limited liability company recently formed by Edson R. Arneault, Robert A. Blatt, and Robert L. Ruben (together with the Acquisition LLC, the "Purchasers"), is pleased to submit the following proposal whereby the Acquisition LLC would acquire all of the issued and outstanding shares of common stock of MTR Gaming Group, Inc. (the "Company") not already owned by the Purchasers or their affiliates for a price of Nine Dollars ($9.00) per share in cash. This proposal provides the Company's shareholders with a greater than thirty-three percent (33%) premium over yesterday's closing price of Six Dollars and Seventy Three Cents ($6.73) per share and a greater than twenty-five percent (25%) premium over the average closing price per share for the last thirty (30) trading days.

     The Purchasers' interest in acquiring the Company follows extensive efforts by the Company to create and capture shareholder value. As you are aware, the Company engaged two (2) financial advisors in connection with a potential sale of the Company. These financial advisors contacted over twenty three (23) of the most likely prospective buyers of the Company to determine their level of interest in acquiring the Company and contacted numerous other parties to determine their level of interest in acquiring certain of the Company's core properties. In response to such inquiries, the Company received nominal first round indications of interest from the contacted parties and only one such contacted party submitted a final round bid (which bid was for an all stock transaction). Following receipt of this sole final round bid, the Company's financial advisors continued to solicit inquiries from potential interested parties and pursued further discussions with the party that submitted the final round bid, however, they were unable to obtain any additional bids and discussions with the sole final round bidder have not progressed.

     The financial advisors attributed the lack of interest in the Company to several factors which could materially and adversely impact the Company's operations and future prospects including, without limitation, (i) the increased competition that is likely to result from the expansion of the gaming industry in Pennsylvania, (ii) uncertainty as to if, or when, table games legislation would be passed in West Virginia, (iii) increased competition from local video lottery facilities in West Virginia, and (iv) uncertainty as to the timing of the Company's other growth opportunities.

     The continuing competitive pressures on the Company's operating incomes and earnings (which declined on a year over year basis for the quarterly period ended June 30, 2005, and continue to face pressure through the quarterly period ended September 30, 2005), as well as the failure of the special session of the West Virginia legislature to enact any favorable table games legislation, has resulted in increased pressure on the Company's stock price which has declined from Eight Dollars and Eighty Nine Cents ($8.89) per share prior to the start of the West Virginia legislative session on September 7, 2005 to yesterday's closing price of Six Dollars and Seventy Three Cents ($6.73).

     The Purchasers propose the following two-step transaction: a first step public tender offer for not less than ninety percent (90%) of the Company's issued and outstanding shares of common stock for Nine Dollars ($9.00) per share in cash, followed by a second step short form merger under Delaware law whereby the Acquisition LLC (or an affiliate thereof) would be merged with and into the Company and the Acquisition LLC would acquire the remaining outstanding shares of common stock of the Company (other than certain shares held by the Purchasers) for Nine Dollars ($9.00) per share in cash. The Purchasers reserve the right to modify the structure of the proposed transaction to the extent necessary based on discussions with the Committee and the advice of Purchasers' counsel.

     Based upon preliminary discussions with Jefferies & Company, Inc. ("Jefferies"), the Purchasers are confident that Jefferies would be in a position to provide financing for the proposed transaction on terms acceptable to the Purchasers. Therefore, it is the Purchasers' intent to negotiate with Jefferies for a financing commitment. However, Jefferies has advised the Purchasers that they will require the consent of the Company if they are to provide such financing in connection with the proposed transaction.

     The Purchasers believe that the proposal is fair to, and in the best interests of, the Company and its shareholders based upon the cash premium to be paid by the Purchasers and the risks and pressures facing the Company, as described above.

     Given the Purchasers' involvement with the Company, the Purchasers anticipate that the Board of Directors of the Company will form a special committee of independent directors (the "Committee") to respond to this proposal on behalf of the Company's shareholders. The Purchasers encourage the Committee to retain its own legal and financial advisors to assist in its review of the proposed transaction.

     Please be advised that the Purchasers do not intend to pursue this proposal without the approval of the Committee. The Purchasers would welcome the opportunity to present this proposal in more detail to the Committee and answer any questions that the Committee may have.

     The Purchasers look forward to entering into a letter of intent with the Company as soon as practicable, which letter of intent shall be non-binding, except for certain binding provisions including, for example, a reasonable exclusivity period in favor of the Purchasers and provisions providing for the payment by the Company of a break up fee to the Purchasers and the reimbursement of the Purchasers' expenses in the event the Company elects to proceed with a superior priced proposal. Following execution of the letter of intent, the Purchasers will be prepared to promptly provide the Committee and its legal and financial advisors with draft agreements documenting the proposed transaction and to expeditiously negotiate definitive forms of such agreements that would contain customary terms and conditions for transactions of this type including, without limitation, the following closing conditions:

                o Approval of the proposed transaction by all applicable
                  regulatory authorities;

                o Receipt by the Purchasers of the financing;

                o Approval of the proposed transaction by the
                  Committee;

                o Receipt by the Committee of a fairness opinion from
                  its financial advisors; and

                o Recommendation by the Board of Directors of the Company
                  that the shareholders of the Company tender their shares to the Acquisition LLC.

     Neither the Company, on the one hand, nor the Purchasers, on the other, will have any legal obligation relating to the proposed transaction until mutually satisfactory definitive agreements have been executed by all parties (except with respect to those binding provisions of the letter of intent).

     Should a transaction be consummated, we presently intend to continue the business of the Company as currently conducted, and do not anticipate making any material changes in the Company's current operations as a result of the transaction.

     This letter is merely a statement of our current intention and does not constitute a firm or binding offer.

     We reserve the right to amend or withdraw this proposal and to terminate further discussions at any time prior to the execution of definitive agreements.

     Please let us know at your earliest convenience how you wish to proceed. We look forward to hearing back from you with respect to this significant opportunity for the Company and its shareholders.


                                           Very truly yours,

                                           /s/ Robert A. Blatt

                                           Robert A. Blatt
                                           Managing Member

                                                                       Exhibit B


                           TBR ACQUISITION GROUP, LLC
                               1890 Palmer Avenue
                                    Suite 303
                            Larchmont, New York 10531


                                            December 1, 2005

MTR Gaming Group, Inc.
State Route 2 South
P.O. Box 358
Chester, West Virginia  26034

Ladies and Gentlemen:

          On November 3, 2005,  TBR  Acquisition  Group,  LLC (the  "Acquisition
LLC"),  a  Delaware  limited  liability  company  recently  formed  by  Edson R.
Arneault, Robert A. Blatt, and Robert L. Ruben (together with the Acquisition LLC, the "Purchasers"), submitted a proposal (the "Initial Proposal") to the Board of Directors of MTR Gaming Group, Inc. (the "Company"), whereby the Acquisition LLC would acquire all of the issued and outstanding shares of common stock of the Company not already owned by the Purchasers or their affiliates for a price of Nine Dollars ($9.00) per share in cash.

          At the time the Initial Proposal was delivered to the Board of Directors of the Company, such proposal provided the Company's shareholders with a greater than thirty-three percent (33%) premium over the closing price on November 2, 2005 of Six Dollars and Seventy Three Cents ($6.73) per share and a greater than twenty-five percent (25%) premium over the average closing price per share for the thirty (30) trading days prior to November 3, 2005.

          Based on the closing price of the Company's common stock on December 1, 2005, and in order to maintain a substantial premium for the Company's shareholders, the Purchasers have agreed to increase their offer to purchase all of the issued and outstanding shares of common stock of the Company not already owned by the Purchasers or their affiliates to a price of Nine Dollars and Fifty Cents ($9.50) per share in cash (the "Revised Offer Price").

          The Purchasers believe that the Revised Offer Price is fair to, and in the best interests of, the Company and its shareholders based upon the cash premium to be paid by the Purchasers and the risks and pressures facing the Company, as more fully described in the Initial Proposal.

          The Initial Proposal contemplated, among other things, that the Company would need to consent to Jefferies & Company, Inc. serving as financial advisor to the Acquisition LLC, including providing financing for the proposed transaction. The Initial Proposal also contemplated, among other things, that the Purchasers and the Company would enter into a non-binding letter of intent, except for certain binding provisions, such as the reimbursement by the Company of the Purchasers' expenses in the event the Company elects to proceed with a superior priced proposal. In light of the fact that the Company has consented to Jefferies & Company, Inc. serving as financial advisor to the Acquisition LLC, including providing financing for the proposed transaction, and that the Company and the Purchasers have reached an agreement on the reimbursement by the Company of the Purchasers' actual, out-of-pocket expenses, up to an agreed upon maximum dollar amount, in the event the Company elects to proceed with a superior priced proposal, the Purchasers have agreed not to pursue a non-binding letter of intent at this time.

          Neither the Company, on the one hand, nor the Purchasers, on the other, will have any legal obligation relating to the Initial Proposal and/or the Revised Offer Price until mutually satisfactory definitive agreements have been executed by all parties.

          Except as otherwise set forth in this letter, all of the terms and conditions of the Initial Proposal shall remain substantially unchanged.

          This letter is merely a statement of our current intention and does not constitute a firm or binding offer.

          We reserve the right to amend or withdraw our Initial Proposal and/or the Revised Offer Price and to terminate further discussions at any time prior to the execution of definitive agreements.

          Please let us know at your earliest convenience how you wish to proceed. We look forward to hearing back from you with respect to this significant opportunity for the Company and its shareholders.


                                           Very truly yours,

                                           /s/ Robert A. Blatt

                                           Robert A. Blatt
                                           Managing Member

                                                                       Exhibit C


                           TBR ACQUISITION GROUP, LLC
                               1890 Palmer Avenue
                                    Suite 303
                            Larchmont, New York 10531


                                            December 1, 2005

MTR Gaming Group, Inc.
State Route 2 South
P.O. Box 358
Chester, West Virginia  26034

Ladies and Gentlemen:

          In connection with the proposal by TBR Acquisition Group, LLC (the "Acquisition LLC"), a Delaware limited liability company recently formed by Edson R. Arneault, Robert A. Blatt, and Robert L. Ruben (together with the Acquisition LLC, the "Purchasers"), to acquire all of the issued and outstanding shares of common stock of MTR Gaming Group, Inc. (the "Company"), not already owned by the Purchasers or their affiliates, the Purchasers and the Company hereby agree as follows:

          1. Reimbursement of Expenses. In order to induce the Purchasers to commit the resources and incur the legal, financial and incidental expenses necessary to continue to proceed with the Purchasers' proposal without the Company having agreed to such proposal or to any limits on the Company seeking alternative proposals, the Company hereby agrees to reimburse to the Purchasers (upon presentation of reasonably satisfactory supporting documentation) the actual, out-of-pocket expenses of the Purchasers (which may include the fees and disbursements of counsel and financial advisors) incurred in connection with Purchasers' proposal (prior to such time as the Company advises Purchasers in writing that the Company intends to pursue an alternative proposal or not to recommend that stockholders accept the Purchaser' proposal) in an amount not to exceed Two Hundred Fifty Thousand Dollars ($250,000), in the event that (a)(i) the Purchasers deliver to the Company evidence reasonably satisfactory to the Special Committee of the Board of Directors of the Company that Purchasers will have at the time of closing the requisite financing to complete such acquisition, it being understood that a "highly confident letter" issued by an investment banker shall be deemed satisfactory evidence ("Evidence of Financing"), and (ii) the Company enters into a definitive agreement with a third party with respect to an Alternative Transaction (as defined below) within twelve (12) months from the date of this Letter Agreement or (b)(i) prior to receipt from the Purchasers of Evidence of Financing, the Company enters into a definitive agreement with a third party with respect to an Alternative Transaction within twelve (12) months from the date of this Letter Agreement and
(ii) the Company consummates such Alternative Transaction.

          The term "Alternative Transaction" shall mean any (i) acquisition of the Company by merger or business combination transaction, or for a "merger of equals" with the Company, (ii) acquisition by any person (other than Purchasers, or any of their respective affiliates or associates) of all or substantially all of the assets of the Company and its subsidiaries, taken as a whole, or (iii) acquisition by any person of all of the outstanding shares of common stock of the Company.

          The Purchasers understand that in no event shall the Company be required to reimburse the expenses referred to in this Letter Agreement with respect to more than one Alternative Transaction.

          2. Governing Law. This Letter Agreement shall be governed by, and construed in accordance with, the laws of the State of New York without regard to the principles governing conflict of laws.

          3. Execution. This Letter Agreement may be executed in counterparts, each of which shall be deemed an original and all of which shall be considered one and the same instrument. This Letter Agreement shall become effective upon the execution of a counterpart by all parties hereto.

          If you are in agreement with the foregoing, please execute where indicated below and return the original to the undersigned whereupon the parties shall be bound by the terms of this Letter Agreement.


                                           Very truly yours,

                                           /s/ Robert A. Blatt

                                           Robert A. Blatt
                                           Managing Member


Agreed and Acknowledged
this 1st day of December 2005:

MTR Gaming Group, Inc.


By:     /s/ Donald Duffy
Name:   Donald Duffy
Title:  Chairman, Special Committee
        of the Board of Directors

                                                                       Exhibit D


                             JOINT FILING AGREEMENT

          The undersigned agree that this Schedule 13D Amendment No. 3 relating to the shares of common stock of MTR Gaming Group, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: December 2, 2005
                                             /s/ Edson R. Arneault
                                             -----------------------------------
                                                 Edson R. Arneault


                                             /s/ Robert A. Blatt
                                             -----------------------------------
                                                 Robert A. Blatt


                                             /s/ Robert L. Ruben
                                             -----------------------------------
                                                 Robert L. Ruben

Item 12.  Exhibits.


 Exhibit
 Number        Description
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99.1           Press Release issued by MTR Gaming Group, Inc., dated December 2,
               2005.
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